================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                 --------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 6, 2002

                                 --------------

                               Telefonica del Peru
             (Exact name of registrant as specified in its charter)

                               Telefonica of Peru
                               ------------------
                 (Translation of registrant's name into English)


                              Avenida Arequipa 1155
                            Santa Beatriz, Lima, Peru
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F  [X]            Form 40-F  [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934:

                      Yes  [_]            No  [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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


                               Telefonica del Peru

                                TABLE OF CONTENTS


     Item
     ----

       1. Free translation of a letter to the CONASEV dated October 24, 2002 relating to the approval of the third quarter consolidated and unconsolidated financial statements for the year 2002

       2. Quarterly results (July- September 2002)- Telefonica del Peru S.A.A. and subsidiaries

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Telefonica del Peru S.A.A.

Date:  November 6, 2002                By:  /s/ Julia Maria Morales Valentin
                                            ------------------------------------
                                            Name:   Julia Maria Morales Valentin
                                            Title:  General Counsel

                                                                      Item No. 1


                                   TRANSLATION



GGR-135-A-/2002
Lima, October 24, 2002



Messers.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-


Ref: Key Events


Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 307-95-EF/94.0, we, hereby, inform you that on the Board of Directors of Telefonica del Peru S.A.A. held on October 23, were approved the consolidated and non-consolidated financial statements of the third quarter of the year 2002, enclosed herewith, and ordered to submit them to the Comision Nacional Supervisora de Valors - CONASEV -, the Bolsa de Valores de Lima and other stock market institutions that may be concerned.

Sincerely yours,


Julia Maria Morales Valentin
General Council and Secretary
Telefonica del Peru S.A.A.

                                                                      Item No. 2


                                   Telefonica

                                 --------------


                                Quarterly Results
                   Telefonica del Peru S.A.A. and subsidiaries




                              July - September 2002

                               Significant Events

A summary containing the most significant events performed since July 2002 is presented below:

Board of Directors Meeting

     1. The Board of Directors, at the session held on July 24th, approved the financial statements of the company for the second quarter of 2002 and decided for their filing with Comision Nacional Supervisora de Empresas y Valores, Lima Stock Exchange and other relevant institutions of the stock market.

     2. The Board of Directors, empowered by the General Shareholders Meeting, at session held on August 21st, appointed Delloite & Touche as the external auditors for year 2002.

Changes and Appointments

On September 18th, Dr. Victor Schartzmann resigned from the positions of General Secretary and Secretary of the Board of Directors of Telefonica del Peru S.A.A., due to new responsibilities within the Telefonica Group. He is replaced by Dr. Julia Maria Morales.

Ruling of the Constitutional Court

On September 11th, the official gazette "El Peruano" published a ruling of the Constitutional Court regarding a legal injunction filed by the workers' Union of Telefonica del Peru S.A. and the workers' Federation of Telefonica del Peru S.A. The sentence stated that the Company has to reincorporate people belonging to said Unions that were fired and has to stop applying the article 34 of the Labour Productivity and Competitivity Law (D.S. 003-97-TR).

On the other hand, on September 18th, the Constitutional Court published a Resolution declaring null the appeal presented by the Company and ordered the execution according to the terms of the Resolution published on September 11th. It also clarified that the re-incorporation of fired workers is only valid for those fired between May 29th, 2000 and July 11st, 2002, and whose dismissals were the result of the application of said article 34.

To date, the judicial notification of the ruling of the Constitutional Count has yet to be received in order to proceed with its implementation. After that, the Company will evaluate the possible impacts on its financial situation.

Employees strike suspension

On September 12th, the workers' Union of Telefonica del Peru and the worker's Federation of Telefonica del Peru announced their decision to end the strike started on July 17th, and their return to work as of that moment.

                  TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

         Management discussion and analysis of the consolidated results for the third quarter ended September 30, 2002

Operating revenues

Operating revenues for 3Q02 totaled S/. 854 million, a 4.6% decrease compared to 3Q01, mainly because the increases in: other operating revenues (62.0%) - due to the increased to fixed-mobile and mobile-fixed traffic and other revenues from subsidiaries -, the businesses of public and rural telephony (7.8%), cable television (14.2%) and business communications (1.7%), were not able to compensate the decrease in the revenues from long distance (39.2%) and local telephony (1.1%). Additional to the drop in revenues was the sale of the directories business to Telefonica Publicidad e Informacion S.A. (TPI), on February 8th. Excluding the revenues of the directories business, the drop in the operating revenues would have been reduced to 3.4%.

Accumulated revenues for 9M02 totaled S/. 2,597 million a drop of 5.0% compared to 9M01, mainly as a result of the aforementioned sale of the directories business. Excluding this effect, the consolidated operating revenues would have been reduced 1.7%. It is worth noting the growth in public and rural telephony (10.5%), other revenues (49.6%) - due to the increased to fixed-mobile and mobile-fixed traffic and other revenues from subsidiaries -, cable television (9.8%) and business communications (4.3%), while long distance revenues decreased 30.6% and local telephony maintained similar levels.

Regarding business lines, the revenues of Basic Telephony for 3Q02 fell in part due to the application of the productivity factor by the regulator, which on average reduced the prices of local telephony by 6.0%, quarterly applied. Thus, those revenues in 3Q02 showed a 1.1% reduction compared to 3Q01, reaching S/. 397 million. Likewise, the revenues for 9M02 maintained similar levels compared to 9M01, totaling S/. 1,208 million. This is explained by the higher growth in the plant which was compensated by the drop of 11% in fixed-fixed voice traffic
- mainly due to the reduction in the participation of regular lines regarding the consumption-limit lines that went down from 69% in 9M01 to 63% in 9M02 - and, to a lesser degree, by the reduction of the billed internet traffic (21%) in light of the launching of the flat tariff and the ADSL service.

Revenues from Public and Rural Telephony reached S/. 187 million in 3Q02, a 7.8% increase when compared to 3Q01. For the 9M02 period, revenues totaled S/. 553 million, 10.5% higher than in 9M01, mainly due to the growth in revenues for local measured service (23%) and domestic long distance service (8%), which offset the reduction in revenues from international long distance (24%). It is worth noting the growth of the indoors public telephony plant by 20% during 9M02 with respect to 9M01.

As a result of the introduction of the multi-carrier system and its use by competitors (Americatel in April and AT&T in August), with significant discounts in domestic and international tariffs, revenues for Long Distance amounted for S/. 94 million in 3Q02, a drop of 39.2% compared to 3Q01. Likewise, the revenues for 9M02 reached S/. 341 million, 30.6% lower than in 9M01. 3Q02 total traffic fell 10.1% compared to 3Q01, and 9M02 traffic showed a decrease of 10.9% when comparing to 9M01.

The revenues for Business Communications totaled S/. 48 million for 3Q02, growing 1.7% with respect to 3Q01, while reaching S/. 139 million for 9M02, 4.3% higher than in 9M01, mainly due to the introduction of new products and services. Among these, it is the ADSL service whose subscriber base grew from 1,875 in December 2001 to 13,011 in September 2002 (593.9%).

Cable Television revenues increased 14.2% in 3Q02 compared to 3Q01, reaching S/. 75 million. When comparing 9M02 with 9M01 revenues reached S/. 218 million, an increase of 9.8%. This is explained first by the increase in revenues from monthly fee -an operation to detect illegal connections improved the ratio of billed customers from 85% in 3Q01 to 90% in 3Q02-; second the increased advertising (up 42.8% in 3Q02 and 18.7% in 9M02) -; and finally the revenues from Cable Net (up 159.7% in 3Q02 and 134.3% in 9M02).

Operating expenses

Operating expenses totaled S/. 675 million in 3Q02, which represents a 12.5% increase in relation to the S/. 600 million in 3Q01, given that during 3Q01 no management fee was charged according to the conditions of the management contract (S/. 75 million in 3Q02). Additionally, there was a significant reduction in capitalizated expenses by S/. 17 million (60.7%) - as a result of the application of a more conservative policy by the Company -, yet offset by the reduction in personnel expenses of S/. 11 million (10.8%) - resulting from the transfer of personnel to TGSC and the early retirement program that took place in June - and the reduction of S/. 5 million in materials and supplies expenses and S/. 3 million in provisions for doubtful accounts.

Accumulated operating expenses for 9M02 increased by S/. 79 million compared to 9M01 reaching S/. 2,049 million, mainly due to during 3Q01 no management fee was charged, and also due to the reduction in capitalizated expenses by S/. 62 million (64.3%) - as a result of the application of a more conservative policy by the Company - and the increase of depreciation by S/. 21 million - as a result of the growth in the average billable plant during 9M02. On the other hand, general and administrative expenses were reduced by S/. 49 million - as a result from the transfer of personnel to TGSC and the early retirement program -, the provisions for doubtful accounts dropped S/. 5 million and the materials and supplies expenses fell S/. 8 million in 9M02 compared to 9M01.

It is worth noting that excluding the payment of the management fee in 3Q02, the operating expenses for the quarter and the nine months would have remained at similar levels as the same period of last year.

EBITDA and Operating Result

As a result of the increase in the management fee, a significant reduction of capitalizated expenses and lower revenues in 3Q02, the EBITDA for the quarter reached S/. 424 million, 21.4% lower than in 3Q01, while the EBITDA margin was reduced from 60.3% in 3Q01 to 49.7% in 3Q02. As for the 3Q02 operating result, it dropped by S/. 116 million compared to 3Q01.

Likewise, the accumulated EBITDA dropped 13.1% in 9M02 compared to 9M01, as a result of the lower revenues, the increase of the management fee and lower capitalizated expenses. The EBITDA margin fell from 53.9% in 9M01 to 49.3% in 9M02. Disregarding the effect of the reduction in the capitalization of expenses, the margin is only reduced from 50.4% in 9M01 to 48.0% in 9M02. As a result of the reduction of the EBITDA and the increase in depreciation, the operating result drops S/. 214 million in 9M02 compared to the same period of last year.

Non-operating Result

3Q01 losses registered in "others net" were reduced by S/. 259 million when compared to 3Q02, mainly as a result of the adjustments produced by the analysis of balance sheet entries in 3Q01 for approximately S/. 243 million, this in spite of the S/. 92 million registered in this quarter that resulted from an adjustment in some of the asset entries. In addition the improvement is explained by the decrease in net financial expenses of S/. 25 million - consequence of the reduction in debt levels (S/. 968 million in 9M02) and the average financial cost -, and for the positive effect of the monetary correction
- up from S/. 0.5 million in 3Q01 to S/. 25 million in 3Q02.

The 9M01 non-operating loss was reduced by 48.3% in 9M02 as a result non operating income was up from a losses of S/. 617 million to S/. 319 million. As previously explained, this reduction was explained by the significant adjustments in 3Q01 as a consequence of the analysis of balance sheet entries. Likewise, the net financial expenses fell S/. 57 million in 9M02 compared to the same period of last year, which was partially offset by the evolution of the monetary correction, that went from a profit of S/. 2 million in 9M01 to a loss of S/. 26 million in 9M02, as the Nuevo Sol net depreciation by 3.9% during 9M02 compared to the net appreciation of 0.6% during 9M01.

Net result

Despite the drop in the operating result of S/. 116 million (39.3%), previously explained, the net result for the quarter reached S/. 4 million, compared to a loss of S/. 254 million in 3Q01, mainly explained by the nonoperating losses in 3Q01. The accumulated net result improved from a loss of S/. 93 million in 9M01 to a profit of S/. 86 million in 9M02, because of the improvement in the non-operating result in the 9M02.

Consolidated Balance Sheet

The liquidity levels of the Company - measured by current assets over current liabilities - reached 0.56, similar to the leves registered in 2Q02. Furthermore, the "debt over debt plus equity ratio" improved from 47.5% in 2Q02 to 44.9% in 3Q02. As a consequence of the increase in the current segment of the long term debt, the "short term debt over total debt ratio" increased from 54.8% in 2Q02 to 57.9% in 3Q02.

It is worth noting the significant effort of the Company in light of the cash flow generation since 2001. Thus, the total debt in 3Q02 was reduced by S/. 305 million compared to 2Q02, and during the first nine months of the year the debt stock was over just S/. 960 million. The debt reduction has significantly improved the financial coverage ratios of the Company. In effect, the "debt coverage" - debt over EBITDA - rises from 2.72 in 9M01 to 2.21 in 9M02 while "interest coverage" - EBITDA over net interests- rises from 8.2 in 3Q01 to 10.64 in 3Q02, while the accumulated ratios rise from 7.5 in 9M01 to 9.2 in 9M02.

TABLE 1
TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000)
AS OF SEPTEMBER 30, 2002 1/
(Prepared In Accordance With Peruvian GAAP)

                                                      3Q01                 3Q02        Abs. Var.     % Var.            9M01
                                                                                       3Q02-3Q01   3Q02-3Q01

                                                            %                    %                     %                     %
 Local Telephone Service                       401 965     44,9     397 439     46,6      (4 526)     (1,1)    1 205 062    44,1
 Long Distance                                 154 936     17,3      94 251     11,0     (60 685)    (39,2)      490 615    18,0
 Public Telephones                             173 291     19,4     186 885     21,9      13 594       7,8       500 093    18,3
 Cable TV                                       65 374      7,3      74 669      8,7       9 295      14,2       198 421     7,3
 Business Communications                        47 185      5,3      48 005      5,6         820       1,7       133 503     4,9
 Telephone Directories                          11 370      1,3           -        -     (11 370)   (100,0)       89 925     3,3
 Other                                          40 687      4,5      52 356      6,1      11 669      28,7       114 336     4,2
Total Operating Revenues                       894 808    100,0     853 605    100,0     (41 203)     (4,6)    2 731 955   100,0

 Personnel                                     104 438     11,7      93 118     10,9     (11 320)    (10,8)      357 759    13,1
 General and Administrative                    228 098     25,5     228 668     26,8         570       0,2       687 364    25,2
 Depreciation                                  244 245     27,3     244 778     28,7         533       0,2       710 922    26,0
 Technology Transfer and Management Fees             -        -      75 033      8,8      75 033         -       167 505     6,1
 Materials and Supplies                         19 762      2,2      15 087      1,8      (4 675)    (23,7)       44 519     1,6
 Provisions                                     32 032      3,6      29 162      3,4      (2 870)     (9,0)       98 206     3,6
 Own Work Capitalized                          (28 798)    (3,2)    (11 325)    (1,3)     17 473     (60,7)      (95 958)   (3,5)
Total Operating Costs and Expenses             599 777     67,0     674 521     79,0      74 744      12,5     1 970 317    72,1

Operating Income                               295 031     33,0     179 084     21,0    (115 947)    (39,3)      761 638    27,9

EBITDA                                         539 276     60,3     423 862     49,7    (115 414)    (21,4)    1 472 560    53,9

Other Income (Expenses)
 Interest Income                                19 787      2,2      12 190      1,4      (7 597)    (38,4)       53 933     2,0
 Interest Expenses                             (85 247)    (9,5)    (52 325)    (6,1)     32 922     (38,6)     (250 127)   (9,2)
 Others Net                                   (373 280)   (41,7)   (113 857)   (13,3)    259 423     (69,5)     (422 839)  (15,5)
 Inflation Gain (Loss)                             479      0,1      24 644      2,9      24 165   5 044,9         2 120     0,1
Total Other Income (Expenses)                 (438 261)   (49,0)   (129 348)   (15,2)    308 913     (70,5)     (616 913)  (22,6)

Income Before Taxes and Participations        (143 230)   (16,0)     49 736      5,8     192 966    (134,7)      144 725     5,3

Workers' Participation                         (18 432)    (2,1)    (12 281)    (1,4)      6 151     (33,4)      (52 655)   (1,9)

Income Tax                                     (92 185)   (10,3)    (33 450)    (3,9)     58 735     (63,7)     (185 436)   (6,8)

Net Income                                    (253 847)   (28,4)      4 005      0,5     257 852    (101,6)      (93 366)   (3,4)

                                                           9M02         Var. Abs.     Var. %
                                                                        9M02-9M01    9M02-9M01

                                                                 %                       %
 Local Telephone Service                         1 207 845      46,5       2 783         0,2
 Long Distance                                     340 643      13,1    (149 972)      (30,6)
 Public Telephones                                 552 783      21,3      52 690        10,5
 Cable TV                                          217 773       8,4      19 352         9,8
 Business Communications                           139 192       5,4       5 689         4,3
 Telephone Directories                                   -         -     (89 925)     (100,0)
 Other                                             138 325       5,3      23 989        21,0
Total Operating Revenues                         2 596 561     100,0    (135 394)       (5,0)

 Personnel                                         309 116      11,9     (48 643)      (13,6)
 General and Administrative                        681 578      26,2      (5 786)       (0,8)
 Depreciation                                      731 742      28,2      20 820         2,9
 Technology Transfer and Management Fees           230 735       8,9      63 230        37,7
 Materials and Supplies                             39 583       1,5      (4 936)      (11,1)
 Provisions                                         90 406       3,5      (7 800)       (7,9)
 Own Work Capitalized                              (34 281)     (1,3)     61 677       (64,3)
Total Operating Costs and Expenses               2 048 879      78,9      78 562         4,0

Operating Income                                   547 682      21,1    (213 956)      (28,1)

EBITDA                                           1 279 424      49,3    (193 136)      (13,1)

Other Income (Expenses)
 Interest Income                                    39 620       1,5     (14 313)      (26,5)
 Interest Expenses                                (178 912)     (6,9)     71 215       (28,5)
 Others Net                                       (153 583)     (5,9)    269 256       (63,7)
 Inflation Gain (Loss)                             (25 903)     (1,0)    (28 023)   (1 321,8)
Total Other Income (Expenses)                     (318 778)    (12,3)    298 135       (48,3)

Income Before Taxes and Participations             228 904       8,8      84 179        58,2

Workers' Participation                             (38 440)     (1,5)     14 215       (27,0)

Income Tax                                        (104 287)     (4,0)     81 149       (43,8)

Net Income                                          86 177       3,3     179 543      (192,3)

1/ In order to allow an easier analysis, the income statement of 3Q01 includes reclassifications (without effects in the net income) in some accounts:

a. Since the year 2002 the Tarjeta 147 incomes have been registered separately between the Local Telephone Service and Lond Distance accounts, while they were registered only in the Local Telephone Service in 1Q01.

b. Since the year 2002, the interconection incomes, regarding to the traffic of F2M, M2M and FTF, have not been registered in the Local Telephone Service account besides they are registered in the others account.

c. Since 3Q01 the subsidiaries's billing have been registered in Others Net account and not in general and administrative expenses

TABLE 2
TELEFONICA DEL PERU S.A.A. AND
SUBSIDIARIES
CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF
SEPTEMBER 30, 2002 (1)
(End of Period Figures)

ASSETS

                                                               3Q02           2Q02           1Q02           4Q01            3Q01
CURRENT ASSETS

 Cash and cash equivalents                                   73 741         15 255          8 637        155 781          3 506
 Negociable securities                                       87 907         26 300         54 164         32 619         70 026
 Accounts and notes receivable - net                        661 118        800 964        808 468        753 211        814 798
 Other accounts receivable                                  775 952        762 044        664 155        436 382        416 951
 Materials and supplies                                      43 176         43 294         42 590         45 920         10 312
 Prepaid taxes and expenses                                 159 943        164 669        164 292        222 668        365 289

   Total current assets                                   1 801 837      1 812 526      1 742 306      1 646 581      1 680 882

Accounts receivable - LT wit T. Moviles                     309 655        303 336        405 730        438 297        436 121


LONG-TERM INVESTMENTS                                       297 974        331 022        352 165        352 354        347 036

PROPERTY, PLANT
AND EQUIPMENT                                          ------------   ------------   ------------   ------------   ------------
                                                         13 403 817     13 322 933     13 344 847     13 303 240     13 203 072

                                                       ------------   ------------   ------------   ------------   ------------
 Accumulated depreciation                                -6 998 472     -6 787 217     -6 587 819     -6 364 444     -6 199 232

                                                       ------------   ------------   ------------   ------------   ------------

Write-off Provision                                         -61 196        -61 196        -61 196        -61 196        -68 318
                                                       ------------   ------------   ------------   ------------   ------------

                                                          6 344 149      6 474 520      6 695 832      6 877 600      6 935 522

OTHER ASSETS, net                                           337 285        370 892        333 455        377 065        346 843

                                                       ------------   ------------   ------------   ------------   ------------
TOTAL ASSETS                                              9 090 900      9 292 296      9 529 488      9 691 897      9 746 404
                                                       ============   ============   ============   ============   ============


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             3Q02        2Q02        1Q02        4Q01         3Q01
CURRENT LIABILITIES

 Overdrafts                                                     0           0           0      68 269       1 793
 Accounts payable and accrued liabilities                 452 972     399 916     432 810     553 658     526 606
 Other accounts payable                                 1 148 771   1 087 352   1 040 986     703 463     603 740
 Provision for severance indemnities                          252       1 052       1 594       2 212       2 839
 Bank Loans                                               342 137     517 192     654 584   1 134 020   1 092 908
 Current maturities of long-term debt                     598 825     597 524     594 003     587 967      86 211
 Current maturities of bonds                              384 204     260 576     142 270     141 559           0
 Commercial Papers                                        313 710     344 720     455 618     358 141     571 690

   Total current liabilities                            3 240 871   3 208 332   3 321 865   3 549 289   2 885 787

LONG-TERM DEBT                                            848 207     948 305   1 019 546   1 027 021   1 722 782

BONDS                                                     345 604     469 554     570 695     552 424     530 104

GUARANTY DEPOSITS                                          94 855      93 951      91 933      88 029      83 578

DEFERRED EARNINGS                                          14 556      12 367       5 368      14 921      11 415

DEFERRED TAXES                                          1 076 671   1 087 582   1 064 005   1 057 868   1 051 960

SHAREHOLDERS' EQUITY
 Capital stock                                          2 901 263   2 901 263   2 901 263   2 901 263   2 901 263
 Additional paid-in capital
 Legal reserve                                            343 272     343 272     343 272     343 272     343 272
 Retained earnings                                        225 601     227 670     211 541     157 810     216 243
                                                        ---------   ---------   ---------   ---------   ---------

TOTAL SHAREHOLDERS' EQUITY                              3 470 136   3 472 205   3 456 076   3 402 345   3 460 778
                                                        ---------   ---------   ---------   ---------   ---------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                    9 090 900   9 292 296   9 529 488   9 691 897   9 746 404
                                                        =========   =========   =========   =========   =========

(1) Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3
TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES
Statistical Data, End of Period Figures

                                                                                                                               3Q02/
                                                               3Q01       4Q01        1Q02       2Q02       3Q02  3Q02-3Q01     3Q01
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed                                           2 017 865  2 019 761   2 019 761  2 017 265  2 021 041      3 176     0,2
Profits (losses) in Lines in Service, net                     7 514    (15 075)     24 615     16 017     19 660     12 146   161,6
Lines in Service Including Public Telephones (1)          1 724 601  1 716 097   1 744 794  1 763 697  1 785 298     60 697     3,5

Local Traffic - Minutes (000) (2)                         1 950 196  1 921 051   1 727 667  1 684 155  1 707 522   (242 674)  (12,4)
Long Distance - Minutes (000)                               249 681    228 124     216 636    233 703    224 387    (25 294)  (10,1)

Number of Employees (Telefonica del Peru and Subsidiaries)    5 470      5 429       5 170      4 598      4 612       (858)  (15,7)
Number of Employees (Telefonica del Peru)                     3 863      3 823       3 823      3 215      3 209       (654)  (16,9)
Lines in Service per Employee (Telefonica del Peru)             446        449         456        549        556        110    24,6
Digitalization Rate (%)                                          96         96          96         96         96          0     0,1

Lines in Service per 100 inhabitants                            6,7        6,6         6,6        6,7        6,7          -       -

PUBLIC TELEPHONES
Lines in Service (3)                                         88 885     95 624      99 676    102 620    104 509     15 624    17,6

CABLE TV
Subscribers                                                 351 718    341 720     340 595    340 058    338 246    (13 472)   (3,8)

(1)  Excluding Cellular Public Phones, Publifon and rurals

(2)  Including traffic F2F billing (voice and internet), F2F anf F2M

(3)  Including Cellular Public Phones